AVENDRA, LLC AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2015

(With Independent Auditors' Report Thereon)

KPMG LLP
1676 International Drive
McLean, VA 22102

Independent Auditors' Report

The Board of Managers
Avendra, LLC:

We have audited the accompanying consolidated financial statements of Avendra, LLC and subsidiaries, which comprise the consolidated balance sheet as of December 31, 2015, and the related consolidated statement of operations and comprehensive income, members' deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the 2015 consolidated financial statements referred to above present fairly in all material respects, the financial position of Avendra, LLC and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year then ended, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

McLean, Virginia
March 29, 2016

AVENDRA, LLC AND SUBSIDIARIES

Consolidated Balance Sheet

December 31, 2015

Assets

Current assets:		
Cash and cash equivalents	$	12,992,527
Accounts receivable, net		58,250,648
Restricted investments		1,760,492
Prepaid expenses and other current assets		1,988,723
Total current assets		74,992,390
Restricted investments, net of current portion		20,159,581
Property and equipment, net		8,189,672
Goodwill and intangible assets, net		20,761,799
Other assets		182,147
Total assets	$	124,285,589

Liabilities and Members' Deficit

Current liabilities:		
Note payable	$	4,750,000
Accounts payable and accrued expenses		6,048,221
Accrued compensation		8,231,503
Due to customers		38,323,612
Accrued incentive compensation		28,698,489
Total current liabilities		86,051,825
Note payable, net of current portion		23,750,000
Other long-term liabilities		29,275,018
Total liabilities		139,076,843
Commitments and contingencies		
Members' deficit		(14,791,254)
Total liabilities and members' deficit	$	124,285,589

See accompanying notes to consolidated financial statements.

AVENDRA, LLC AND SUBSIDIARIES

Consolidated Statement of Operations and Comprehensive Income

Year ended December 31, 2015

Revenue	$	114,425,772
Operating expenses:		
General and administrative		57,106,145
Depreciation and amortization		1,346,655
Total operating expenses		58,452,800
Income from operations		55,972,972
Other loss, net		(351,817)
Income before income taxes		55,621,155
Provision for income taxes		95,559
Net income	$	55,525,596
Comprehensive income:		
Net income	$	55,525,596
Other comprehensive income (loss):		
Foreign currency translation adjustment		(412,464)
Comprehensive income	$	55,113,132

See accompanying notes to consolidated financial statements.

AVENDRA, LLC AND SUBSIDIARIES

Consolidated Statement of Members' Deficit

Year ended December 31, 2015

		Members' capital	Accumulated deficit	Sub-total	Accumulated other comprehensive income (loss)	Total
Balance at December 31, 2014	$	6,974,743	(25,564,810)	(18,590,067)	(255,927)	(18,845,994)
Member distributions		—	(51,000,000)	(51,000,000)	—	(51,000,000)
Interest on loan due to AHI		—	(58,392)	(58,392)	—	(58,392)
Other comprehensive income (loss):						
Foreign currency translation adjustment		—	—	—	(412,464)	(412,464)
Net income		—	55,525,596	55,525,596	—	55,525,596
Balance at December 31, 2015	$	6,974,743	(21,097,606)	(14,122,863)	(668,391)	(14,791,254)

See accompanying notes to consolidated financial statements.

AVENDRA, LLC AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:		
Net income	$	55,525,596
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		1,346,655
Other, net		19,086
Adjustments to provision for doubtful accounts		140,871
Unrealized (gain)/loss from investment in the deferred compensation plan		1,532,263
Changes in assets and liabilities:		
Accounts receivable		(10,130,582)
Restricted investments, prepaid expenses and other assets		(3,458,197)
Accounts payable, accrued expenses, and accrued incentive compensation		(2,861,230)
Other liabilities		3,285,400
Due to customers		6,191,123
Net cash provided by operating activities		51,590,985
Cash flows from investing activities:		
Purchase of short-term held-to-maturity investments		(2,501,625)
Maturities of short-term held-to-maturity investments		12,003,500
Investment in BuyEfficient, less cash acquired		(25,452,910)
Purchase of property and equipment		(919,331)
Net cash used in investing activities		(16,870,366)
Cash flows from financing activities:		
Payment on note to AHI		(2,513,700)
Note payable		28,500,000
Distributions to members		(51,000,000)
Net cash used in financing activities		(25,013,700)
Net increase in cash and cash equivalents		9,706,919
Cash and cash equivalents at beginning of year		3,285,608
Cash and cash equivalents at end of year	$	12,992,527
Supplemental cash flow information:		
Income taxes paid	$	214,217
Interest paid on loan to AHI		63,700

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Description of Business

Avendra, LLC (Avendra or the Company) is a Delaware limited liability company under the terms of the Limited Liability Company Agreement of Avendra, LLC, as amended (the LLC Agreement). The Company is an independent hospitality procurement and supply chain organization that provides its customers with supply chain efficiencies and savings through aggregating purchasing volume, utilizing hospitality industry knowledge, and providing supply chain assurance services. The Company is 99.92% owned by a group of hotel and golf course management companies (the Founders) with the remaining 0.08% owned by employees and former employees (collectively referred to as Members).

Avendra provides procurement services primarily for the hospitality industry throughout North America, Latin America, and the Caribbean. A large portion of the Company's business is conducted with the Founders and their managed hotels and clubs (the Founder Properties). The Company has contracts and agreements with distributors and manufacturers covering the procurement of a broad range of merchandise and services. The Company's customers are provided access to the pricing negotiated with the suppliers as part of these contracts.

Except for the Company's Avendra Replenishment, LLC subsidiary (Avendra Replenishment), the majority of the purchasing activities resulting from the Company's contracts are conducted directly between the Company's customers and the suppliers under terms negotiated by Avendra with those suppliers. The Company is not a direct party to these purchasing transactions and the Company does not maintain or purchase inventory.

Avendra Replenishment was established to serve as an intermediary between the Company's customers and certain suppliers for the procurement of operating equipment. Typically, these transactions are replacement equipment orders for individual hotels.

In 2015, Avendra acquired BuyEfficient, LLC (BuyEfficient), a procurement service and eCommerce solution provider serving the hospitality industry, from Sunstone Hotel Investors, Inc. The acquisition allows the Company's customers to leverage the purchasing power and service offerings of Avendra and BuyEfficient's eCommerce technology platform.

(b) Formation of the Company and Limitation on Liability

Pursuant to the terms of the LLC agreement, no member is personally liable for any debt, obligation, or liability of the Company. The LLC Agreement is perpetual in term, subject to the dissolution provisions provided in the LLC Agreement. The LLC Agreement provides certain preferences to the members in the event of dissolution, certain distributions of Company property, the incorporation of the Company, or an initial public offering, among other events.

(c) Equity Transaction

On November 30, 2010, Avendra Holdings, Inc. (AHI) redeemed its ownership in Avendra, LLC. AHI is owned by the Founders in proportions substantially equivalent to the Founders' ownership in Avendra. The sale of AHI's ownership interest, for a total aggregate redemption price of $12,250,000, was payable in five equal installments on each anniversary of the agreement date commencing

November 30, 2011 and ending November 30, 2015. In addition, interest on the principal amount accrues from the agreement date and was payable annually, in arrears, to AHI on each anniversary of the agreement date commencing November 30, 2011 at a fixed rate of 2.6% per annum. Due to the related party nature of the ownership of AHI and Avendra, the redemption amount and all interest associated with the note are reflected as a charge to equity. As of December 31, 2015, the note and interest were paid in full.

(d) *Principles of Consolidation*

The consolidated financial statements include the financial statements of Avendra, LLC and its three wholly owned subsidiaries, Avendra Canada, Inc., Avendra Replenishment, and BuyEfficient. All significant intercompany balances and transactions have been eliminated in consolidation.

(e) *Revenue Recognition*

The Company derives revenue from customers primarily in three forms: (1) service fees as a percentage of purchases made by the Company's customers (Spend), with any supplier allowances in excess of negotiated fee amounts being returned to customers; or, (2) the retention of supplier allowances in lieu of a procurement fee, or (3) subsequent to the BuyEfficient acquisition, the Company derives an additional form of revenue from eCommerce fees as a percentage of customers' purchases (Spend). The applicable form of revenue is delineated in the customer contracts. Revenue calculations are based on Spend. Revenue from service and eCommerce fees are recognized at the rate specified per customer contract in the period that Spend occurs. Revenue from allowances is recognized at the rate specified per product or service in each applicable supplier contract in the period that the associated Spend occurs. Spend information is based on reporting from suppliers. When Spend reports are not yet received, the Company estimates the Spend, allowances, and related revenue based on historical data or information provided by the supplier.

The Company's Avendra Replenishment subsidiary places orders on behalf of its customers, pays the supplier and assumes customer credit risk; however, the Company does not take title or possession of the related inventory, nor are any applicable product warranties the responsibility of Avendra. The Company applies a markup to the wholesale cost for each order and recognizes that markup as replenishment revenue when the related product is shipped to the customer from the vendor. Replenishment revenue is recognized net based on the mark-up.

Certain suppliers prepay allowances in advance of completion of the related procurement process from which the allowances are derived. These prepayments are recorded as unearned allowances and recognized as revenue in the period in which the related purchases are made. The Company records these amounts as unearned allowances in due to customers and other long-term liabilities in the accompanying consolidated balance sheet. Unearned allowances were approximately $650,000 for the year ended December 31, 2015.

(f) *Cash and Cash Equivalents and Short-Term Investments*

The Company considers short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company's internal investment policy is to maintain a weighted average maturity of U.S. Treasuries and GSE's (Government-Sponsored Entities) of not more than 7.5 months. These short-term investments are classified as held-to-maturity securities and are reflected as current assets on the balance sheet. The purchases and maturities of these investments are presented gross in cash flow from investing activities. As of December 31, 2015, the Company did not have any short-term investments.

(g) Accounts Receivable

Allowances are recognized and billed at the rate specified per product or service in each applicable supplier contract. Accounts receivable primarily represent billed and unbilled allowances due. Billed receivables are recorded at the invoiced amount. The majority of unbilled receivables represent amounts that were earned, but not invoiced at year end. Accounts receivable include certain amounts billed on behalf of customers whose service fees are based on a percentage of Spend. These amounts are excluded from revenue and a corresponding amount is reflected as a component of the due to customers' liability. Accounts receivable from BuyEfficient consist primarily of eCommerce fees billed to customers based on a percentage of Spend through supplier contracts.

The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical and expected write-offs and based on customer specific circumstances. The Company reviews its allowance for doubtful accounts quarterly. Past due balances meeting certain criteria are reviewed individually for collectability. All other balances are reviewed on a pooled basis. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

The Company also records a rebate realization reserve, which is the Company's best estimate of the amount of probable adjustments based upon differences in allowance calculations between the Company and the supplier in the Company's existing accounts receivable. Due to inherent complexities in the data accumulation, billing, and subsequent reconciliation processes, this reserve account adjusts aggregate receivables to the best estimate of net realizable value.

(h) Restricted Cash

The Company records as restricted cash any cash that is restricted in its use by the Company's executed contracts and is not immediately available for use. The Company did not have any restricted cash recorded on its balance sheet for the year ended December 31, 2015.

(i) Restricted Investments

Total restricted investments were approximately $21,920,000 at December 31, 2015. The restricted investments represent deferred compensation associated with the Unit Appreciation Right (UAR) program related to the Company's cash dividends, in addition to salary and bonus deferrals by highly compensated employees (see note 6(b) and 6(c)).

(Continued)

These amounts are invested in a range of funds including money market, high quality bond, and equity mutual funds based on the employees' elections. These investments are considered trading securities and are marked-to-market each month based on the change in the funds' quoted market value. Any realized or unrealized gain/loss and any interest income are recognized in other losses with an offsetting entry to employee costs, on the Company's consolidated statements of operations and comprehensive income. These amounts are also recorded in restricted investments with an offsetting entry to accrued incentive compensation and other long-term liabilities on the Company's consolidated balance sheet. For the year ended December 31, 2015, the Company recorded a net loss of approximately $588,000 and interest income of approximately $313,000, resulting in a net decrease to employee costs of approximately $275,000.

(j) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the following useful lives:

Furniture and fixtures	5 years
Computer equipment	3–5 years
Computer software	5 years
Leasehold improvements	Shorter of useful life or remaining lease term

(k) Goodwill

The Company was formed in connection with the contribution of certain assets, which were recorded at fair value. As part of the transaction, the Company recorded goodwill representing the future economic benefits arising from other assets acquired in a business combination that were not individually identified and separately recognized. The Company also recorded goodwill as part of its acquisition of BuyEfficient (see notes (7) and (8)).

Total goodwill for the year ended December 31, 2015 was $12,421,000, and is included in goodwill and intangible assets, net in the consolidated balance sheet. No impairment to goodwill was identified during 2015.

(l) Income Taxes

The Company has elected limited liability company status and, as such, is not directly subject to U.S. federal and most state income taxes. Instead, the members are responsible for income taxes on their proportionate share of Avendra's taxable income. Members are also entitled to a proportionate share of tax deductions and credits. Certain states do not recognize the limited liability company status, and accordingly, the Company is responsible for state income taxes in these states. Avendra Canada, Inc. is incorporated in Canada and is subject to taxes under Canadian tax regulations.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to uncertain tax positions in the provision for income taxes on the consolidated statement of operations and comprehensive income. The Company has assessed its tax positions as of December 31, 2015. As of December 31, 2015, the total amount accrued for uncertain tax positions including interest and penalties is approximately $177,000, and is included in accounts payable and accrued expenses in the consolidated balance sheet.

The provision for income taxes of approximately $95,600 for the year ended December 31, 2015, relates primarily to those states which do not recognize the limited liability company status. There were no material deferred taxes as a result of these state income taxes; however, the Company had net operating loss carryforwards for Avendra Canada Inc. for the year ended December 31, 2015, of approximately $930,000, in U.S. equivalents, which creates a deferred tax asset that the Company has recorded. The Company believes it is likely that results of operations in the near future will generate sufficient taxable income to realize part of the deferred tax asset. Accordingly, the Company has reversed part of its valuation allowance at December 31, 2015 and recorded a reduction to its provision for income taxes of $55,000.

(m) Equity-Based Compensation Plans

The Company has a unit appreciation rights (UAR) plan (see note 6(b)). The Company has elected to continue to apply the intrinsic-value-based method of measuring periodic compensation expense related to the UAR plan. Compensation expense is measured by the amount of appreciation of the rights in excess of the base price as determined by the enterprise value of the Company at year end, as approved by the Board of Managers.

(n) Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates involve judgment with respect to, among other things, various future factors, which are difficult to predict and are beyond the control of the Company. Significant estimates include the allowance for doubtful accounts, enterprise value from equity-based compensation under the UAR Plan, and the amount of certain allowances to be received from suppliers for purchases made during the year. Accordingly, actual amounts could differ from these estimates.

(o) Impairment of Long-Lived Assets

The Company did not have any impairment of long-lived assets during the year ended December 31, 2015. Long-lived assets, such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of an asset may not be recoverable.

(p) ***Fair Value of Financial Instruments***

Management believes that the carrying values of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses, and other liabilities approximate fair values because of the short maturity of these financial instruments. In 2015, Avendra entered into a credit agreement for a term loan, for which the carrying value approximates fair value on the accompanying financial statements (see note (9)).

(q) ***Foreign Currency Translation***

The functional currency of the Company's Canadian subsidiary is the Canadian dollar. Accordingly, all assets and liabilities of the subsidiary are translated using exchange rates in effect at the end of the period, and revenue and costs are translated using average exchange rates for the period. The related translation adjustments are reported in accumulated other comprehensive income (loss), included in the consolidated statement of operations and comprehensive income and as a component of members' deficit.

Translation gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in net income reported on the consolidated statements of operations and comprehensive income.

(2) Related Party Transactions

The Founder Procurement Services Agreements (PSAs) are the contracts with each Founder that is a customer outlining the terms of the procurement and supply chain services provided to the Founders and their managed hotels and clubs. The initial PSAs became effective in 2001 and have been renewed for multiple terms most recently on December 31, 2014 for a 4-year term expiring December 31, 2018.

The Company had $24,446,000 due to the Founders and $2,100,000 due from the Founders at December 31, 2015. The due from amounts are included as a component of accounts receivable, net in the accompanying consolidated balance sheet. The due to amounts are included as a component of the due to customers' liability in the accompanying consolidated balance sheet.

(3) Accounts Receivable

The components of accounts receivable, net at December 31, 2015 were as follows:

Billed accounts receivable	$	14,009,799
Unbilled accounts receivable		39,980,632
Replenishment accounts receivable		4,912,890
Less allowance for doubtful accounts/realization reserve		(652,673)
	$	58,250,648

Management believes that all unbilled accounts receivable, net of the realization reserve, will be collected within one year.

(4) Property and Equipment

The components of property and equipment, net at December 31, 2015 were as follows:

Computer equipment	$	6,070,786
Computer software		14,885,513
Leasehold improvements		676,398
Furniture and fixtures		1,106,873
Total		22,739,570
Less accumulated depreciation and amortization		(14,549,898)
	$	8,189,672

(5) Leases

The Company is obligated under several noncancelable operating leases, primarily for office space and equipment, with original terms from three to ten years. These leases generally contain renewal options for periods ranging from three to five years, and require the Company to pay certain operating costs such as maintenance and insurance. Rental expense for operating leases during the year ended December 31, 2015 was approximately $1,798,000.

Effective December 2007, the Company renewed its headquarters lease for a 10-year term. The lease includes an improvement allowance of $1,048,950, which is reflected as a reduction to the total rent payments due under the lease and recognized on a straight-line basis over the term of the lease.

Future minimum lease payments under noncancelable operating leases with initial or remaining lease terms in excess of one year as of December 31, 2015 are:

2016	$	1,892,672
2017		1,942,093
Thereafter		92,992
Total minimum lease payments	$	3,927,757

(6) Employee Benefit Plans

(a) Unit Appreciation Rights (UAR) Plan

In 2004, the Company approved the "2004 UAR Plan" to provide for the annual issuance of UAR's to senior-level employees. In 2007, the Company, as approved by Avendra's Compensation Committee, modified the 2004 UAR Plan to compensate UAR holders for the impact on the Company's valuation of the periodic cash distributions that are made to its Members. In 2012, the Company approved a new "2012 UAR Plan," which modified the methodology for valuing future grants to be based on growth in the year-end enterprise valuation only. Therefore, the compensation for the impact of the periodic cash distributions will no longer apply to grants under the 2012 plan. The actual fair value of the Company, as determined by a third party equity sale transaction or market valuation, might differ significantly from management's internal December 31, 2015 estimate of enterprise valuation.

In 2015, under the 2012 UAR Plan, the Company issued 733,357 UAR's with a weighted average base price of $9.04 and an effective date of June 30, 2015 for vesting purposes. The rights vest over four years from the respective effective date. The rights issued prior to 2012, have an expiration date of 10 years after the grant date, and the rights issued in 2012 and thereafter have an expiration date of five years after the grant date.

Compensation cost of approximately $13,994,000 has been recognized for outstanding UAR's in the accompanying consolidated financial statements for the year ended December 31, 2015. The compensation cost was based on an estimated fair value of the vested UAR's, as determined by the Board of Managers, of the appreciation rights in excess of the base price of the right granted. As of December 31, 2015, a short-term liability of approximately $28,698,000, and a long-term liability of approximately $6,653,000, have been recognized for the UAR plan under accrued incentive compensation current liabilities and other long-term liabilities in the consolidated balance sheet.

UAR activity during the periods indicated is as follows:

	Number of UAR's		Weighted average base price
2004 UAR Plan:			
Balance, December 31, 2014	5,649,443	$	3.78
Granted	—		—
Forfeited/canceled	—		—
Exercised	(1,573,761)		3.23
Balance, December 31, 2015	4,075,682	$	4.00
2012 UAR Plan:			
Balance, December 31, 2014	2,703,012	$	7.12
Granted	733,357		9.04
Forfeited/canceled	(3,996)		9.04
Exercised	(61,750)		6.31
Balance, December 31, 2015	3,370,623	$	7.55

(b) *Deferred Compensation Plan*

Effective December 16, 2003, the Company established a plan for the purpose of allowing highly compensated employees to defer certain compensation (Employee Contributions). The Company's obligations to the participants are unsecured, and therefore, the participants are treated as general unsecured creditors. Participants are fully vested in the amounts in their respective deferred compensation accounts. Payments typically become payable upon separation from the Company in either a lump sum or equal installments over a 5-year period. The Deferred Compensation Plan (the Plan), under the 2004 UAR Plan, also provides UAR grantees with deferred compensation in respect to the cash distributions made to the Company's Members (Employer Contributions). The 2004 UAR Plan provides a credit to UAR grantees for member cash distributions for outstanding grants

issued prior to 2012. The UAR credit is determined by the amount of the cash distribution divided by the total units outstanding at the time of the distribution multiplied by the number of UAR's outstanding. The cash contribution is made for vested UAR's and is included in restricted investments on the Company's consolidated financial statements. Upon separation from the Company, the vested amounts are payable to the UAR grantee within 90 days.

In the Company's consolidated financial statements, both the Employer and Employee Contributions to the Plan, as well as the related investment earnings, are recorded in assets as a restricted investment with an offsetting liability for the obligations to the Plan participants. For the year ended December 31, 2015, the restricted investment and the liability each totaled approximately $21,920,000, of which approximately $1,760,000 were recorded as short-term for 2015.

The Employee Contributions and the vested portion of the Employer Contributions from its 2004 UAR Plan are in participant-directed brokerage accounts, and consist of money market, bond, and equity funds. The quoted market value of bond and equity funds is the unit of account used by the Company to measure these investments.

	December 31, 2015	Markets for identical assets (Level 1)	Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets investments:				
Fixed income and equities	$ 21,920,072	21,920,072	—	—
Total	$ 21,920,072	21,920,072	—	—

(c) *401(k) Plan*

The Company contributes to a 401(k) plan covering substantially all of its employees. Employer contributions are computed based on the employees' qualifying compensation and totaled approximately $816,000 for the year ended December 31, 2015.

(d) *Profit Sharing Program*

In 2015, the Company discontinued its Profit Sharing Incentive Program and replaced it with a 401(k) employer match effective January 1, 2016. Consequently, the Company did not recognize any expense for the year end December 31, 2015. The Company has an accrued liability for amounts awarded under this plan prior to 2015, but not yet vested and paid. For the year ended December 31, 2015, the accrued liability was approximately $2,649,000 and is included in accrued compensation for the related short-term liability and in other long-term liabilities for the related long-term liability in the consolidated balance sheet. For the year ended December 31, 2015, the short-term liability was $991,000, and the long-term liability was $1,658,000.

(7) Acquisition

On September 30, 2015, the Company acquired 100% of the membership interests and voting rights in BuyEfficient. The results of BuyEfficient's operations have been included in the consolidated financial statements since that date. BuyEfficient is a procurement services and eCommerce solutions provider servicing the hospitality industry. The combined entity provides new opportunities whereby customers will now be able to leverage the purchasing power and service offerings of Avendra and the eCommerce technology platform provided by BuyEfficient. The goodwill of $12,284,000 arising from the acquisition relates to the increased customer base and purchasing volume. The purchase price was $26,500,000 and was paid in cash.

The following table summarizes the purchase price paid for BuyEfficient and the amounts of estimated fair value of assets assumed at the acquisition date.

Purchase price:		
Cash	$	26,500,000
Less net working capital adjustment		(521,802)
Net purchase price	$	25,978,198
Acquisition related costs included in SG&A	$	634,413
Recognized amounts of indentifiable assets acquired:		
Cash and cash equivalents	$	525,288
Accounts receivable, net		1,333,725
Prepaid expenses		47,863
Other assets		1,100
Accounts payable and accrued expenses		(1,627,172)
Accrued payroll and employee benefits		(777,027)
Other current liabilities		(25,579)
Property and equipment		576,000
Internally developed software		5,100,000
Intangible assets		8,540,000
Total indentifiable net assets assumed		13,694,198
Goodwill		12,284,000
Total	$	25,978,198

The fair value of the acquired intangible assets of $8,540,000 is based on the final valuation report for those assets from a third party valuation expert. The acquired intangible assets of which are being amortized, have a weighted average useful life of 10 years. The intangible assets that make up that amount include customer relationships of $7,970,000 (10-year useful life) and the BuyEfficient trademark of $570,000 (indefinite useful life).

(8) Goodwill and Other Intangible Assets

(a) Acquired Intangible Assets

	Weighted average amortization period		Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible assets:					
Amortizing intangible assets:					
Customer relationships	10 yrs	$	7,970,000	(199,250)	7,770,750
Indefinite-lived intangible assets:					
Trademark	—		570,000	—	570,000
Total intangible assets		$	8,540,000	(199,250)	8,340,750

Aggregate amortization expense for amortizing intangible assets was $199,250 for December 31, 2015. Estimated annual amortization expense for the next five years is estimated to be $797,000.

(b) Goodwill

In 2015, the Company recorded $12,284,000 in goodwill as part of the BuyEfficient acquisition including $300,000 for the value of the assembled and trained workforce acquired as part of the transaction. The Company has not recognized any goodwill impairments as of December 31, 2015.

Balance as of January 1:		
Gross goodwill	$	137,049
Goodwill acquired during the year		12,284,000
Impairment expense		—
Net Goodwill as of December 31	$	12,421,049

(9) Long-term Debt

Long-term debt at December 31, 2015 consists of the following:

Five-year term loan, interest at LIBOR plus 1.20%, interest only for first six months, with final payment due October 1, 2020, secured by Company's material assets	$	28,500,000
Less current installments		(4,750,000)
Long-term debt, excluding current installments	$	23,750,000

In 2015, the Company entered into a five-year term loan for $28,500,000, bearing interest at LIBOR plus 1.20%. The loan repayment terms include interest only for the first six months, followed by 54 consecutive monthly installments of $528,000 principal plus interest beginning on May 1, 2016. The loan is secured by substantially all of the Company's material assets.

The loan agreement contains covenants requiring the Company to maintain its assets and financial condition at levels and in accordance with standards acceptable to the bank, to provide financial reporting or notices of default, and to restrict changes in ownership control, additional indebtedness, and material investments in fixed assets, leases or guarantees. The Company was in compliance with the covenants at December 31, 2015.

(10) Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

(11) Business and Credit Concentrations

The Company operates primarily in the hospitality industry, and accordingly, a change in the overall demand for hotel rooms will lead to a corresponding change in the procurement needs of hotels, which could directly impact the amount of revenue earned by the Company. Lack of demand for hotel rooms and other events affecting the hospitality industry may significantly impact the Company's future revenue streams. Alternatively, increased demand for hotel rooms may significantly positively impact the Company's future revenue streams. For the year ended December 31, 2015, approximately 24.0% of the Company's revenue was attributable to three major customers. Any significant decrease or increase in the amount of Spend for these customers may significantly impact the Company's future revenue streams.

The Company contracts with several hundred suppliers and is generally not dependent upon any one supplier to provide products or services to its customers. However, a limited number of the Company's suppliers provide services that would be difficult to replace in the short term, should those suppliers cease to do business with the Company or cease to operate.

Financial instruments that potentially subject the Company to credit risk include accounts receivable and cash and cash equivalents. The Company extends credit to customers for purchases through Avendra Replenishment on an unsecured basis in the normal course of business, and to date has not experienced significant losses on accounts receivable. The Company's cash deposits often exceed federally insured limits. The Company has not experienced any losses in its depository accounts and management believes that the Company is not exposed to any significant credit risks involving depository relationships.

(12) Subsequent Events

The Company has evaluated events subsequent to the balance sheet date through March 29, 2016, the date the financial statements were available to be issued, and determined there have not been any events that have occurred that would require adjustments to or disclosure in the consolidated financial statements.